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Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 1-11284 FALCONBRIDGE LIMITED
October 11, 2005	internal announcement

MESSAGE FROM DEREK PANNELL

To the management team, site managers, and the human resources/communications team of Falconbridge,

This morning we announced that the Boards of Directors of Falconbridge and Inco have unanimously agreed to combine the two companies to create one Canadian-based, global powerhouse in the base metals sector. The companies have reached a definitive agreement where Inco will acquire all of the outstanding shares of Falconbridge, subject to approval by the shareholders of both companies.

This is exciting news for Falconbridge. As a combined entity, we will be extremely well-positioned for success in a highly competitive global industry. This announcement is very good news for both companies — for our shareholders, our customers, our communities and our employees.

When the combination is complete, our company will be called Inco Limited.

Attached are several documents that more fully explain the deal:

  •
  Joint news release from Inco and Falconbridge

  •
  Message to employees

  •
  Employee Q&A

It is important that all employees understand the benefits of this news. We ask that you ensure all employees in your area of responsibility are fully informed of today's announcement. Please ensure the attached materials are distributed to all employees. These materials are also being posted on the corporate intranet and the corporate website at www.falconbridge.com.

The process will take several months to complete. During this time, we should continue to operate with a "business as usual" approach, with emphasis on working safely and meeting business plans.

We are hosting a webcast conference call for the investment community at 9:00 a.m. Eastern Standard Time (EST) today. Employees are welcome to listen to this call, which can be accessed through the link on the homepages of both www.falconbridge.com and www.inco.com.

We will host a conference call at 1:00 pm EST to communicate directly to employees and respond to questions. The details for the call are as follows:

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  Time:  1:00 pm Eastern Standard Time

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  Call-in Number:  1-800-701-7176 (Toll free North America), or 416-620-2400 (Toronto and international)

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  Format:  We will make brief remarks, then each site will be given the opportunity to ask questions.

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  Instructions:

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  Gather available employees into one or two conference rooms at your site and join the call 15 minutes before 1:00 pm EST. There are a limited number of phone lines, so please limit your site to two or three lines.

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  Once attendance is taken, please put your speakerphone on "mute" to reduce background noise.

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  Following our remarks, we will invite questions from each site.

Thank you for your continued efforts. We will keep you up-to-date as the process evolves.

Sincerely,

Derek Pannell

Investor Information
This communication is being made is respect of the proposed share exchange takeover bid (the "Offer") by Inco for shares of Falconbridge. In connection with the proposed Offer, Inco will prepare and file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Inco will be filing other documents regarding the proposed Offer with the SEC and with Canadian securities regulators.
INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco at 416-361-7511 or from Inco's website, www.inco.com. Filings made by Inco with Canadian regulatory authorities are available at www.sedar.com or from Inco's website, www.inco.com.

INCO LAUNCHES FRIENDLY TAKE-OVER
OFFER TO ACQUIRE FALCONBRIDGE

Offer of cash and Inco common shares for approximately Cdn. $34 per
Falconbridge common share

Would establish leading Canadian-based nickel/copper "powerhouse" with aggressive plans for low-cost, profitable, long-term growth

Major synergies would be realized from combination

Toronto, October 11, 2005 — Inco Limited ("Inco")(TSX, NYSE:N) and Falconbridge Limited ("Falconbridge")(TSX:FAL.LV; NYSE:FAL) announced today that their respective Boards of Directors have approved the acquisition of all the outstanding common shares of Falconbridge by Inco by way of a friendly take-over bid. The combined organization, which will be known as Inco Limited, will be one of the world's premier mining and metals companies in both nickel and copper, with one of the mining industry's most attractive portfolios of low-cost, profitable growth projects.

The two companies have entered into a support agreement covering this offer. Inco will offer Cdn. $34.00 in cash or 0.6713 of an Inco Common Share plus Cdn. $0.05 in cash for each Falconbridge common share. Falconbridge's common shareholders will have the right to elect to receive all cash or all Inco Common Shares (plus Cdn. $0.05 per Falconbridge Common Share), subject to pro ration based upon the maximum amount of cash and Inco Common Shares offered. Under the terms of this offer, the maximum amount of cash to be paid by Inco will be approximately Cdn. $2.87 billion, and the maximum number of Inco Common Shares to be issued will be approximately 201 million, taking into account the conversion of Falconbridge's outstanding convertible debt securities and outstanding share options. Assuming full pro ration of these maximum amounts, this would mean Cdn. $7.50 in cash and 0.524 of an Inco Common Share for each Falconbridge Common Share subject to the offer. Inco currently plans to redeem Falconbridge's junior preferred shares in conjunction with the acquisition of Falconbridge, with Falconbridge's other preferred shares remaining outstanding after the completion of the acquisition.

"We're bringing together two great companies, with excellent assets, to create a great Canadian player in the global markets," said Scott M. Hand, Chairman and CEO of Inco Limited, who will continue to serve in that role following the acquisition. "This combination will create a mining and metals powerhouse, with outstanding growth prospects and a truly unique opportunity to create significant value for shareholders going forward."

Mr. Hand added, "Given the excellent growth prospects for both nickel and copper, driven in large part by continuing strong demand from China, the combined company will be positioned to generate very strong cash flow and earnings both in the near and long term, and will have the size and financial strength to take advantage of new growth opportunities as they emerge."

The combined company expects to immediately achieve significant synergies and cost savings and currently estimates that these will total U.S.$350 million per year by the end of 2007. These synergies and cost savings will come from realizing efficiencies in overlapping operations, better use of mining and processing facilities in Canada, improving procurement practices, building a common information technology base, incorporating best practices, and capital expenditure savings.

"We believe that this combination will be unique in the mining industry in terms of securing synergies of this magnitude and breadth, and will represent an extraordinary opportunity to add shareholder value," said Derek Pannell, Chief Executive Officer of Falconbridge, who will serve as President of the combined company following the acquisition. "In addition to the obvious and immediate synergies, there will be opportunities for years to come to generate value by focusing the combined expertise of our world-class employee groups on optimizing our businesses."

The combination of Inco and Falconbridge will create:

  •
  The world's largest nickel producer, with pro forma combined estimated 2005 nickel output of 735 million pounds, forecast to climb to some one billion pounds in 2009;

  •
  A significant global copper producer, with pro forma combined forecast 2005 production of 1.33 billion pounds, expected to increase to approximately 2.4 billion pounds in 2009;

  •
  A leading position in combined estimated proven and probable nickel mineral reserves from both sulphide and nickel laterite deposits and a leading portfolio of existing and greenfield nickel properties;

  •
  Significant opportunities for further growth in copper based on combined estimated pro forma proven and probable copper mineral reserves;

  •
  A globally diverse company with extensive operations in North and South America, Asia, the South Pacific and Europe;

  •
  A financially robust company with pro forma combined revenues of U.S. $6.4 billion for the six months ended June 30, 2005 and pro forma combined cash flow from operations of U.S. $1.25 billion for the same period;

  •
  A "best-in-class" management team and global workforce.

"The combined company will have some of the best mines and project pipelines in nickel and copper, two metals with what we see as the strongest economic fundamentals in the next few years," said Mr. Pannell. "The expected strong cash generation of our combined operations positions the company to pursue its growth strategy on a scale that neither company could have contemplated individually."

The new Inco will have a strong balance sheet, enhanced financial resources and flexibility to achieve its growth plan and pursue additional opportunities to enhance shareholder value. Shareholders in the combined company would also enjoy significant liquidity given the strong position which it will have on the TSX and the NYSE, with a total of approximately 390 million shares to be outstanding on an as issued basis, assuming all Falconbridge common shares are tendered into the offer. "With the size and quality of these assets, we believe that our multiple will reflect the benefits provided by a stronger, diversified metal base, and the expanded market capitalization of the combined company," said Mr. Hand.

Based on current First Call consensus mean estimates, this transaction would be significantly accretive in the first full year after the acquisition from a cash flow perspective. From an earnings perspective, it would be neutral in the first full year after the acquisition and significantly accretive in year two.

Assuming all Falconbridge common shares are tendered, on completion of the transaction current Inco shareholders would hold approximately 54% and former Falconbridge shareholders would hold approximately 46% of the fully diluted Inco common shares (in addition to the Cdn. $2.87 billion aggregate cash consideration to be received by Falconbridge shareholders as noted above).

The Board of Directors of Falconbridge has determined that the offer is fair from a financial point of view and will recommend that its shareholders accept the offer from Inco. In addition, CIBC World Markets, Falconbridge's financial advisor, has provided an opinion to the Falconbridge Board of Directors that the offer is fair, from a financial point of view, to the Falconbridge shareholders.

Inco has received sufficient commitments from the Morgan Stanley, Goldman, Sachs & Co., Royal Bank of Canada and Bank of Nova Scotia organizations to finance the cash portion of the offer.

"This combination brings together two management teams with broad international experience, from exploration, R&D, operations, project management and marketing," said Mr. Pannell. "Our combined bench strength will help the new company prosper on the global scene and we will have the benefit of two highly skilled workforces, offering a huge pool of collective experience in base metal mining and processing."

In addition to Mr. Hand and Mr. Pannell, following the acquisition other members of the management team will include Aaron Regent, Executive Vice-President, Strategy and Corporate Development; Steve Douglas, Executive Vice-President and Chief Financial Officer; Peter Goudie, Executive Vice-President, Marketing; Stuart Feiner, Executive Vice-President, General Counsel and Secretary; and Ron Aelick, Executive Vice-President, Integration. Logan Kruger will be responsible for nickel operations and Peter Kukielski will be responsible for copper and other metals operations.

Four members of the Falconbridge Board of Directors will join the Inco Board of Directors following the acquisition.

"The new Inco will remain committed to the common values of the two companies — safety, respect for the environment, respect and support of the communities where they operate and respect for our employees worldwide," Mr. Hand said. "We both take great pride that we have been a positive force in the communities in which we operate and a good neighbour around the world and that culture will continue."

The Board of Directors of the new company will review the dividend policy and level for the new company and the Board intends to continue a sustainable dividend consistent with the company's capital and growth requirements.

Upon completion of the acquisition, Inco will remain headquartered in Toronto, Canada.

As part of our efforts to obtain all of the regulatory clearances required to complete this transaction in an expeditious manner, Inco has been evaluating what, if any, actions might be required to obtain all such clearances on a timely basis. To expedite the regulatory process, Inco is prepared, if required, to divest Falconbridge's Nikkelverk refinery in Norway and certain related marketing organizations, as a post-transaction event. This divestiture, if required, could happen through a sale or an IPO or distribution to the new Inco shareholders of securities in a separate company formed to own and independently operate these assets. If required, Inco would provide the refinery with intermediate product to meet its forecast needs, consistent with what Falconbridge would have done.

Mailing to Falconbridge shareholders of the terms of the Offer by take-over bid circular, the Falconbridge Board of Directors' Circular, and related documents in connection with the Offer, is expected to occur in the next two weeks, with the Offer being open for acceptance until 12:00 midnight (Toronto time) 60 days following the date of the mailing, unless withdrawn or extended. The Offer will be subject to certain conditions of completion, including receipt of all necessary regulatory clearances and acceptance of the Offer by Falconbridge shareholders owning not less than 66 2/3% of the Falconbridge common shares on a fully diluted basis. Once the 66 2/3% acceptance level is met, Inco intends, but is not required, to take steps to acquire all outstanding Falconbridge common shares. The support agreement also provides for the payment of a fee of up to U.S. $320 million to Inco by Falconbridge in the event that the acquisition is not completed for certain reasons.

Morgan Stanley, RBC Capital Markets and Goldman, Sachs & Co. are acting as financial advisors to Inco and CIBC World Markets is acting as financial advisor to Falconbridge.

Conference Call and Webcast

        Interested investors can listen to our presentation to the investment community on Inco's planned acquisition of Falconbridge Limited, on a live, listen-only basis, or access the archival webcast or the recording of the presentation through the Internet or by calling the toll-free telephone number in North America as indicated below.

The presentation is scheduled for today, October 11, 2005, beginning at 9:00 a.m. (Toronto time), and can be accessed by visiting the website of a third-party webcasting service we will be using, CNW Group Ltd., at www.newswire.ca/webcast, at least five minutes before the start of the presentation. Copies of any slides or other statistical information to be used for the conference call can be accessed and will be available for online viewing by persons with a computer system and Internet connection meeting certain minimum requirements through www.newswire.ca/webcast by clicking on the event title or through Inco's website, www.inco.com, by clicking on the icon entitled "Inco offers to acquire Falconbridge" on the homepage.

The archival webcast of the presentation can be accessed via the Internet through www.newswire.ca/webcast. A recording of the presentation can be listened to until 11:59 p.m. (Toronto time) on October 25, 2005 by dialing 1-800-558-5253 in North America and by entering the reservation number 21264826. This recording is also available outside North America by dialing 416-626-4100 and by entering the same reservation number.

Media Conference

A media conference with Scott Hand and Derek Pannell will be held today (October 11) at the Design Exchange, 234 Bay Street, Toronto at 11:00 a.m.(est). Authorized media representatives who are unable to attend the conference in person may participate by dialing 877-271-4707 within North America and 706-758-2080 outside North America. A live webcast of the media conference will be available on a website dedicated to the transaction, www.inco.com/newinco, which may also be accessed via links on both companies' websites, www.inco.com, and www.falconbridge.com. An archived version of this webcast will also be posted on the dedicated website.

Forward-Looking Statements

This press release contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge's operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters' rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies;business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge's and Inco's reports filed with the SEC. The forward-looking statements included in this press release represent Inco's views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco's views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco's various SEC filings, including, but not limited to, Inco's Annual Report on Form 10-K for the year ended December 31, 2004, and Inco's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005.

Important Legal Information

This release may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco's other SEC filings free of charge at the SEC's web site, www.sec.gov or from Inco's media or investor relations departments.

October 11, 2005
IN 05/25

For further information:

Inco:
Media relations:	Steve Mitchell	(416) 361-7950
Investor Relations:	Sandra Scott	(416) 361-7758
or www.inco.com
Falconbridge:
Media relations:	Ian Hamilton,	416-982-7161
Media relations (French):	Dominique Dionne	514-745-9370
Investor relations:	Denis Couture	416-982-7020

FALCONBRIDGE LIMITED

October 11, 2005	internal announcement

MESSAGE FROM DEREK PANNELL TO ALL EMPLOYEES

To all employees,

This morning we announced that the Boards of Directors of Falconbridge and Inco have unanimously agreed to combine the two companies to create one Canadian-based, global powerhouse in the base metals sector. The companies have reached a definitive agreement where Inco will acquire all of the outstanding shares of Falconbridge, subject to approval by the shareholders of both companies.

This is exciting news for our company. As a combined entity, we will be extremely well-positioned for success in a highly competitive global industry. This announcement is very good news for both Falconbridge and Inco — for our shareholders, our customers, our communities and our employees.

Our new company will be much larger, and much stronger. We will be the world's top producer of nickel and the eighth largest producer of copper. We will be a world-scale mining and metals company with improved ability to create significant long-term value for our stakeholders.

When the acquisition is complete following regulatory and shareholder approvals, the new company will be called Inco Limited.

There are a number of key strengths created as a result of combining our two companies:

  A powerful position in metals with the best outlook: We will be one of the world's premier mining and metals companies, with operations on four continents. We will have the world's leading position in nickel and be the world's eighth largest producer of copper. We will bring fully integrated zinc and aluminum businesses to the new company. We will have tremendous marketing reach.

  Outstanding growth prospects: The new Inco will have one of the best portfolios of properties in nickel and copper in the mining industry, with an excellent range of options for future growth in both metals.

  Outstanding synergies: The new Inco has a unique opportunity to realize synergies valued at some $350 million annually. These gains are available only to Inco and Falconbridge.

  Size and financial strength: The new Inco will be a bigger, stronger company, generating outstanding cash flow, and will have the size and financial strength to make the most of numerous growth opportunities.

Along with this letter, we are also providing you with a joint news release from Inco and Falconbridge and a Question and Answer document that explain the combination in greater detail. More information is also available on our corporate website at www.falconbridge.com.

We are hosting a webcast conference call for the investment community at 9:00 am Eastern Standard Time (EST) today. You are welcome to listen to this call, which can be accessed through the link on the homepages of both www.inco.com and www.falconbridge.com.

You will certainly have questions that have not been answered by this short note. Answers to some questions may not be available for some time, and I ask for your continued patience. We will communicate details of the combination as it becomes available.

In order to address initial employee questions, we are hosting a conference call for employees today at 1:00 pm EST to further explain today's news and respond to your questions. Your site and office management is being provided with the call-in number and will be coordinating employee attendance.

The process will likely take several months to complete. During this time, we should continue to operate in a "business as usual" approach, with emphasis on working safely and meeting business plans.

On a personal note, I would like to stress that throughout the negotiation process, Inco people have been both personable and professional. They have demonstrated clearly that their intention upon the completion of the acquisition is to welcome us as colleagues. We will have an enviable amount of expertise in the new company, and I look forward to working more closely with Inco people as co-workers.

Thank you for your continued efforts. We will keep you up-to-date as the process evolves.

Sincerely,

Derek Pannell

Investor Information
This communication is being made is respect of the proposed share exchange takeover bid (the "Offer") by Inco for shares of Falconbridge. In connection with the proposed Offer, Inco will prepare and file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Inco will be filing other documents regarding the proposed Offer with the SEC and with Canadian securities regulators.
INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco at 416-361-7511 or from Inco's website, www.inco.com. Filings made by Inco with Canadian regulatory authorities are available at www.sedar.com or from Inco's website, www.inco.com.

FALCONBRIDGE LIMITED

October 11, 2005	internal announcement

EMPLOYEE Q&A

Is this a merger or a takeover?

This is a friendly acquisition. Inco Limited is acquiring, or buying, Falconbridge Limited. The management teams and Boards of Directors of both companies unanimously support the deal and see it as being in the best immediate and long-term interests of both companies, our shareholders, our employees and our communities. The new Inco will be a Canadian-based powerhouse in the global base metals sector.

Will there be job losses in the operations?

Inco and Falconbridge both have operations in Sudbury. In the medium and long term, we believe there will actually be job creation in Sudbury as we accelerate mine development to meet higher production goals. In the shorter term, there will be some consolidation in our combined support and services areas, but we expect this to be minimal — about 100-150 positions — and are confident it can be handled through normal attrition.

Will there be job loss at the corporate level?

In deals of this magnitude there is always necessary rationalization. This deal is no exception. We will be creating a much more powerful canadian mining company that will be a strong force on the global mining scene for years to come. The number of affected corporate employees and what the consolidation will look like is still not known. The planning is underway. We can say that we will approach these activities with the core principle of treating people with respect and compassion, and to providing as much support and understanding as possible. Again, employee movements will be handled by attrition where possible. We will keep you informed as we move forward.

Is this a way of avoiding a hostile takeover by Xstrata?

When Xstrata purchased a stake in Falconbridge, the Board began a process of looking at what is best for the company's future. This combination with Inco was determined to be a highly attractive and the most desirable option. The new Inco will be a stronger, larger and more diversified company with outstanding growth prospects in Canada and around the world. Together, we have great projects and great properties to meet growing demand in nickel and copper, as well as the financial strength to bring them on stream.

What happens now with Xstrata? Will they make a competing bid for Falconbridge?

That is entirely up to Xstrata. The friendly deal announced today has the unanimous support of the Boards of Directors of both Inco and Falconbridge, which believe this provides immediate value to shareholders as well as excellent prospects for the future.

What are the synergies that keep being mentioned?

Putting the two companies together will yield near-term savings of at least $350 million a year, at both the operational level and the corporate level. However, the real strength in the deal is the creation of global mining and metals powerhouse with outstanding operations and an excellent portfolio of growth opportunities.

Who will be running the new company? What happens to the current management structure?

Senior executives were announced this morning. They will be:

  •
  Scott Hand will be Chairman and CEO

  •
  Derek Pannell will be President

  •
  Steve Douglas will be Executive Vice President and Chief Financial Officer

  •
  Aaron Regent will be Executive Vice President, Strategy and Corporate Development

  •
  Peter Kukielski will lead the new company's Copper and Other Metals Operations

Other management appointments have not yet been announced. Employees will be kept informed of any announcements.

What happens next — are the two companies now officially one?

Not yet. Regulatory and shareholder approvals must be obtained. This will likely take several months, and we will keep you informed as the process evolves.

What will happen to the identities/brands of our company? Falconbridge, Noranda Aluminum, Noranda Recycling, etc.?

Upon successful completion of the acquisition, the new company will be called Inco Limited. It has not yet been determined if the names of subsidiary and related companies will change.

What should we be doing?

Keep doing what you're doing. This process will take several months to complete. During this time, we should continue to operate with a "business as usual" approach, with emphasis on working safely and meeting business plans. We'll keep you up-to-date as the process evolves.

Investor Information
This communication is being made is respect of the proposed share exchange takeover bid (the "Offer") by Inco for shares of Falconbridge. In connection with the proposed Offer, Inco will prepare and file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Inco will be filing other documents regarding the proposed Offer with the SEC and with Canadian securities regulators.
INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco at 416-361-7511 or from Inco's website, www.inco.com. Filings made by Inco with Canadian regulatory authorities are available at www.sedar.com or from Inco's website, www.inco.com.

QuickLinks

INCO LAUNCHES FRIENDLY TAKE-OVER OFFER TO ACQUIRE FALCONBRIDGE